UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EARNINGS RELEASE First Quarter 2026 May 2026 All figuresare stated in Argentine Pesosona constant currency basis,andthe informationhas beenpreparedinaccordancewith International Financial Reporting Standards (“IFRS”), exceptfor what is expressly indicatedinthe Income Statement,which is expressed at historical values. Ticket: EDN Ratio: 20 Shares Class B= 1ADR Number of Shares Net of Treasury 875.7 Million of Shares | 43.8 Million of ADRs Total Shares 906.5 Million of Shares | 45.3 Million of ADRs Market Capi tali zation ARS 1,603,374,329,751 | USD 1,070,959,478.58 On Monday, May 11th, 2026, at 10 am BuenosAires / 9 am NewYorktime, the Company willhosta webcastto discuss Edenor’s 1Q26results. The presentation willbe given by Germán Ranftl, Edenor’s Chief Financial Officer. Thoseinterested in participating inthe webcastarerequired to register by clicking here.Questions will be answered exclusively throughthewebcast system. Webcast Information DATE: May 11, 2026 TIME: 10am BA/ 9 am Nueva York Germán Ranftl Chief Financial Officer Lucila Ramallo Deputy Investor Relations Manager www.edenor.com investor@edenor.com Tel: +54 (11) 4346-5511 1Q 2026 EARNINGS WEBCAST TO JOIN THE WEBCAST PLEASE Click here Price ARS 1831| USD 24,46 05/07/26 EARNINGS RELEASE FIRST QUARTER 2026 2 Buenos Aires, Argentina. May 8, 2026 –Empresa Distribuidora y Comercialización Norte S.A. (NYSE / BYMA:EDN) (“edenor” or“theCompany”) Argentina’slargestelectricitydistributor bothin termsofnumberofcustomersand enerysales, announcesitsresultsfor thefirstquarterof2026. AGENDA EARNINGS RELEASE FIRST QUARTER 2026 3 • Highlights & Regulatory Framework • Financial Results • Operating Indicators • Investments • Financial Debt& Ratings • Summary EARNING RELEASE FIRST QUARTER 2026 01 Highlights & Regulatory Framework WHAT CHANGED SINCE APRIL 2025 First year completed following the implementation of the 2025–2030 tariff review (RQT). Key Milestones Towards Edenor’s Normalization Revenues (in millions of constant pesos) $846.740 $846.710 EBITDA (in millions of constant pesos) 1Q26 1Q25 $83.865 1Q26 1Q25 $190.579 127% 5 Jan-26 – May-26 • Automaticmonthlyadjustmentscontinue tobe applied; accumulatedVAD 1Q2026 9% vs. Inflation9%. VAD increasein April: 2.04%; May: 4.10% May-26 • New Gas and ElectricityRegulatoryAgency (ENRGE): New authoritiesappointed. • RegulatoryAsset: TheExecutive Branch submitteda billtotheCongressproposinga regularizationframework. Dec-25 • ENRE authorizedthecompanytomodifythefrequencyofmeter readingsfrombimonthlytomonthly. Jan-25 – Dec-25 • 12M25 tariffshaveincreased37% vs. CPI 32% vs. 41% FX depreciation. • Monthlyaveragetariffincreaseof3.1% sinceAugust 2024 Oct-25 • Edenor fileda claimof“regulatoryasset” claimcalculatedbyindependentthirdparties. • TheSecretaryofEnergy has beenanalyzingcompany’sclaim. May-25 • Debt regularizationwithCAMESSA • Thedebtiscurrentlybeingpaidthroughpaymentplansin 64 / 72 remainingmonthlyinstallments.. Apr-25 • Approvalofthe5-Year tariffreview, includingautomaticmonthlyadjustmentsbasedona formula ofCPI (33%) and WPI (67%) plus anadditional0.42% per monthaboveinflationin real terms. BOARD MEMBER Marcelo Nachon Former Intervener of the ENARGAS until this appointment. Manager of Special Projects at Wintershall DEA Argentina S.A Former National Director of Hydrocarbon Economics, amongst other positions. BOARD MEMBER HéctorSergio Falzone CurrentlyTechnicalRegulatoryAdvisorat theSecretaryofEnergy ofArgentina. Former Commercial and FuelsManager at Central Puerto S.A Former General Manager at Consorcio de Empresas Mendocinas para PatrerillosS.A., amongstotherimportantpositions. PRESIDENT Néstor Marcelo Lamgoglia Former Intervener of the ENRE until his appointment Member of the advisory group of the secretariat of energy. Legal assessor for Argentina in the Bi-national entity amongst other important positions. VICEPRESIDENT Vicente Serra President ofintelligenceEnergy Solutions. Former NationalDirector ofRefiningand Marketing.Governmentadvisorin Yacimientos CarboniferosFiscales and otherimportantpositions. The new Board of Directors of the National Gas and Electricity Regulatory Agency (ENRGE) has been confirmed NEW AUTHORITIES BOARD MEMBER Griselda Lambertini Member of the Advisory Council of the ENARGAS intervention. Former Board Member (Third Vocal) of ENARGAS. Member of the interdisciplinaryAdvisory Group of the Secretary of Energy. Currently is an independent constutlanton energy regulation, etc. 6 $846.740 $846.710 CAPEX(in millions of constant pesos) EBITDA (in millions of constant pesos) The normalization of tariffs was reflected in EDENOR’S financial indicators. IMPROVED FINANCIAL PERFORMANCE 1Q26 1Q26 1Q25 $83.865 1Q26 1Q25 $190.579 1Q25 127% Collectability (%) 95,38% 95,68% 1Q26 1Q25 $105.292 $69.705 EARNINGS RELEASE FIRST QUARTER 2026 7 Revenues (in millions of constant pesos) EARNING RELEASE FIRST QUARTER 2026 02 FINANCIAL RESULTS Revenues:Total revenues wereARS846.7 billionin1Q26.Revenues were driven bythetariffregularizationincludingtheimpactof theFebruary2024tariff adjustment(319.2%)andsubsequentmonthlyadjustments sinceAugust2024(3%onaverage). Thisquarterreflects thepositiveimpactof monthlyenergy consumptionmeasurement. Thenumberofclients at1Q26reached3.4million(+1..4%vs.1Q26). Energy Purchases:ReachedARS460.0 billionin1Q26,representinga9%decreasecomparedtotheARS504.1 billionrecordedin1Q25.Thedecline was due to lower demand from residential customers due to lower temperatures, lower economic activity at industrial clients, and increases in energy purchase costs that were lower than inflation. DistributionMargin:ReachedARS386.7 billionin1Q26, a13%increasecomparedto1Q25.This wasmainlydrivenbytariffincreases(3% monthly average). From January 2025 to March 2026. VAD increases have totaled 48% vs. an accumulated inflation rate (IPC) of 44%. NetFinancialResults (net income/expense):The first quarter saw a 23% reduction in net financialexpenses toARS 70.5 billion,due primarily to a reduced impact of interestexpenseson the debt with CAMMESA and the regularization of our debt obligations according to the signed agreement. NetResults:1Q26registered a profitofARS117.9 billion (+147% vs. 1Q25). The principal reasons for the rise were the positiveimpactofthetariffadjustmentsandtheincrease inRECPAM and lower operating expenses. Investments:For1Q26,CapexwasARS69.7 billion. This figure represents our commitment to improving service quality, which can be seen in the significant improvement in our operating indicators(please see section 4). EDENOR invested ARS 69.7 billion in 1Q26 and achieved improvements in allofits operating indicators. IMPROVEMENT IN RESULTS. EARNINGS RELEASE FIRST QUARTER 2026 9 *1Q26: 889,695 customers benefited from Social Tariff Sales volumes in 1Q26 totaled 5,853 GWh, (-1.6% vs. 1Q25) which was mainly driven by the impact of demand from residential customers from lower temperatures and for the effect of the economy on industrial demand. Edenor’s client base reached 3.4 million(+1.4% vs 1Q25), which was mainly due to an increase in the number of residential and medium-size commercial clients. As part of our efforts to reduce non-technical losses, a total of 2,765 energy meters were installed in thefirstquarter2026, withthemajoritydesignedtoconvertinformal, unreportedconnectionsintofullytransparentconnectionsin theelectricitydistributionsystem Energy sales volume in 1Q26 was lower than in 1Q25 ENERGY SALES VOLUMES Residential * 2,663 45.5% 3,028,095 2,767 46.5% 2,981,335 (3.7%) 1.6% Small commercial 570 9.7% 327,046 542 9.1% 326,211 5.2% 0.3% Medium commercial 414 7.1% 32,546 408 6.9% 32,052 1.5% 1.5% Industrial 866 14.8% 7,348 892 15.0% 7,252 (2.9%) 1.3% Wheeling System 1,007 17.2% 892 1,019 17.1% 850 (1.3%) 4.9% Others Public lighting 135 2.3% 21 135 2.3% 21 0.2% 0.0% Social Neighbhoods and others 197 3.4% 684 183 3.1% 654 7.6% 4.6% Total 5,853 100% 3,396,632 5,946 100% 3,348,375 (1.6%) 1.4% Residential * 2,663 45.5% 3,028,095 2,767 46.5% 2,981,335 (3.7%) 1.6% Small commercial 570 9.7% 327,046 542 9.1% 326,211 5.2% 0.3% Medium commercial 414 7.1% 32,546 408 6.9% 32,052 1.5% 1.5% Industrial 866 14.8% 7,348 892 15.0% 7,252 (2.9%) 1.3% Wheeling System 1,007 17.2% 892 1,019 17.1% 850 (1.3%) 4.9% Others Public lighting 135 2.3% 21 135 2.3% 21 0.2% 0.0% Social Neighbhoods and others 197 3.4% 684 183 3.1% 654 7.6% 4.6% Total 5,853 100% 3,396,632 5,946 100% 3,348,375 (1.6%) 1.4% 1Q 2026 1Q 2025 Variation GWh Part. % Customers GWh Part. % Customers % GWh % Customers 1Q 2026 1Q 2025 Variation GWh Part. % Customers GWh Part. % Customers % GWh % Customers EARNINGS RELEASE FIRST QUARTER 2026 10 -3.7% 5.2% 1.5% -2.0% 0.2% 7.6% Residenciales Comercios Comercios Ind-u0s,2tr%iales Alumbrado Barrios Residenciales PCeoqmueerñcoioss CMoemdeiarnciooss IndyuPsteraiajlees Alupmúbblriacdoo PBoapruriloasres Pequeños Medianos y Peaje público Populares Trend in Sales SALES Accumulated sales variation for the 12 months through March 2026 vs. prior 12-month period for main segments. LTM and monthly sales variation in GWh vs. prior yearperiod. Average temperature for Mar- 26 was 0,1º lower than Mar-25 LTM Variation MonthlyVariation Small Commercial Medium Commercial Industrial Public Lighting Low income neighborhoods Residential 0,0% -10,1% 16,7% -2,5% -3,0% 4,2% -5,0% 16,6% 0,8% -4,1% -1,6% -1,1% -2,7% -0,5% -1,0% -1,4% -0,3% -0,2% -0,2% -0,6% 1,0% 1,0% 1,1% 0,7% EARNINGS RELEASE FIRST QUARTER 2026 11 -1,6% VS 2025 Improvementsincostmanagement: Operatingexpensesfor1Q26decreasedby9%,reachingatotalofARS282,095million.ThesavingsarerelatedtoourOPEXreviewplaninitiatedin2025,includingtheDevelopmentandRetirementPlanaimedatpromotingtalentrenewalandworkforceoptimization,whichresultedina5%reductioninsalariesanda37%decreaseinpensionplans;lowermaterialsconsumption(-22%)duetoinventorymanagementoptimization;adecreasethird-partyservices(-14%);andlowerENREpenalties(-45%)asaresultofimprovementsinservicequalityindicators. At the end of March 2026, collectability was 95.68%. Lower operating expenses in 1Q26 (-9% vs. 1Q25) OPERATING EXPENSES EARNINGS RELEASE FIRST QUARTER 2026 12 EBITDA 1Q26 ARS 191 Billion • The improvement was due to strong revenues as a result ofthe 5-year tariff review including the 319.2 % initial adjustment in February 2024, plus additional monthly tariff adjustments since then that have averaged 3%. The accumulated VAD increase in 2025 was +37%vs. inflation of 32% and for the January-March 2026 period, the VAD rose +9%, in line with 9% inflation. • Highersalesmargin,drivenbyaVADincreaseaboveinflation,whileenergyprices—adjusted by theaverageCAMMESAprice—rose at a rate belowinflation. • Costmanagementcontributedtothepositiveresults, withfocusonstreamliningoperationsand technology. • Lowerpenalties,drivenbychangesinthevaluationmechanism(measuredinkWh)asestablished byENREResolutionsNo.3and8/2025 and improved quality service indicators. • ARS 20,4 billion were recognized In March 2026 for pending receivables from the National Government under a Mutual Agreement (AcuerdoMarco) based on the cost of energy consumed in lower-income neighborhoods during2024-2025. EBITDA 1Q26 ARS 191 Billion +127% EARNINGS RELEASE FIRST QUARTER 2026 13 In million of Pesos in constant figures 1Q26 1Q25 Δ AR$ Δ % Net operating income 134,364 30,612 103,752 339% Depreciation of property, plant and equipment 56,215 53,253 2,962 6% EBITDA 190,579 83,865 106,714 127% EARNING RELEASE FIRST QUARTER 2026 03 OPERATING RESULTS SAIDI hours / year / customer SAIFI times / year /customer Atthe endofthe firstquarterof2026,theSAIDI andSAIFI indicatorswere 6.1hoursand2.9average outagesperclient,respectively,in the period,which are improvementsof78%and67%,respectively,comparedto2017.These levelsarethelowestobservedsince2017andarebelowthe Regulator’s requirements. Thisrecoveryinservice ismainlyduetothestrong investmentsthattheCompanyhasmade overthelast year.Theseinvestmentshavebeenfocusedonimplementingimprovementsinoperationalprocessesandtheadoptionof technologythat is applied in theoperationandmanagementof thenetwork. QUALITY STANDARDS Note: SAIDI:Measures the numberof hoursa useriswithoutserviceperyear| SAIFI: Measures the number of times a user is withoutservice per year. Real Requested EARNINGS RELEASE FIRST QUARTER 2026 15 28,9 26,3 21,8 13,7 10,4 10,0 10,0 10,6 10,3 27,6 22,7 15,9 12,2 10,7 8,6 8,2 8,7 6,8 6,1 2017 2018 2019 2020 2021 2022 2023 2024 2025 mar-26 -78% 9,1 8,4 7,4 6,0 5,4 5,2 5,2 5,5 5,3 9,7 9,0 6,9 6,2 4,6 4,1 3,6 3,4 3,5 3,0 2,9 -67% Energy losses LTM at March 2026 were 15.3%. Driving Innovation and Efficiency in Loss Mitigation: Measurable Strides in Inspection and Detection: Wecontinuetoleveragethe potentialofanalytical andartificialintelligencetools, strategicallyoptimizinginspectionroutesandraisingtheirefficacy.ThemissionofDIME (“marketdiscipline”)actions remainsresolute:identifyingand rectifyingirregularconnections,thwartingfraud,andcurbingenergytheft. FromJanuarytoMarch2026,asubstantialtotalof56,135inspectionswereconductedonTariff 1(ResidentialandGeneralusers),which showedanefficiencyrateof48.2%.This comparestothesameperiodintheprioryearwhen99,059inspections yieldedanefficiencyrateof46.0%. Recovery Initiatives and Redefining Balance: To the inspections of MIDE and conventional meters was added the normalization with MIDE meters of inactive accounts (that had been cancelled after the delinquency process had been exhausted) with MIDE meters. Progress is being made in the implementation of a system that fully and efficiently integrates the growing number of country club neighborhoods and closed neighborhoods. Despite our aggressive efforts, there continue to be cases of renewed fraud. . ENERGY LOSSES LTM EARNINGS RELEASE FIRST QUARTER 2026 16 EARNING RELEASE FIRST QUARTER 2026 04 INVESTMENTS PROJECTS EXPECTED IN 2026 • Expansion of Bancalari Substation (132/13.2 kV) to 2x80 MVA in May 2026 • New 132 kV busbar at Paso del Rey Substationin June 2026 • Decommissioning of Newbery Substation (27.5 kV) and interconnection with Colegiales Substation in June 2026 • New Moreno Substation (132/13.2 kV, 2x80 MVA) in July 2026 • Installation of a third 300 MVA transformer at Zappalorto Substation (220/132 kV) in September 2026 • New San Sebastián 33/13.2 kV Substation (2x20 MVA)in November2026 • 220 kV busbar expansion at Rodríguez Substationin December 2026 + 1 New Substations (SE Moreno) Expected in July 2026 + Bancalari Substations expansion scheduled for May 2026 Investments Accumulated as of March: ARS 69.7 billion CAPEX EARNINGS RELEASE FIRST QUARTER 2026 18 New Supplies Network Structure Energy Recovery Others 65% 25% 9% 1% ElectricalInvestments Systemand others Staff Cost ARS 105,292 M ARS 69,705 M EARNING RELEASE FIRST QUARTER 2026 05 FINANCIAL DEBT& RATINGS FINANCIAL DEBT&RATINGS TotalFinancialDebt as of March 2026 -in millions of USD 20% 80% Notes Loans Class 3 Class 5 Class 7 Class 9 Amount US$ 96 US$ 82 US$ 475 US$ 15 Currency USD USD USD AR$ Law ARG ARG NY ARG Rate 9,75% 9,50% 9,75% TAMAR +6% Maturity Nov - 26 Aug - 28 Oct – 28, Oct – 29 & Oct - 30 Aug - 26 20 Nota: Las ON denominadas en AR$ fueron convertidas a USD al tipo de cambio informado en sus respectivos Avisos de Resul tados. El 25 de Marzo Fix SCR S.A Agente Calificadora subió la calificación de emisor a largo plazo de A a A+ con perspectiva estable y la calificación de emisión de corto pazo de A1 a A1+ Ratings BreakdownofDebt as ofMarch 2026 Total ExistingNotes + LoansOutstandingas ofMarch 31, 2026: USD 832 (Net Debt USD 763 M) EARNINGPRESENTATION FIRST QUARTER 2026 Successful placement of USD 550 million in Class 10 Senior Notes 21 SENIOR NOTES Senior Notes Class 10 ▪ PricingDate: 22 April 2026 ▪ Total Nominal Value: USD 550 million ▪ Amount Senior Note 10 Series 1: USD 523.338.243 (total value of orders received USD 1,151,000,000) ▪ Senior Note 10 Series 2: USD 26.661.757 (total value of orders received of USD 26.661.757) ▪ Date of issuance and closing: 28 Abril 2026 ▪ Interestrate: 9.5% nominal annual–paidsemi-anually ▪ Yield: 9.75% ▪ Emissionprice: 98.889% ▪ Amortization: 33.33% on4/28/31; 33.33% on4/28/32; 33.34% on4/28/33 ▪ Risk ratings: S&P Global Ratings B-; Moody´s Ratings B3 Result of Cash Tender Senior Notes Class 7 (launched together with the Senior Notes Class 10) ▪ Early Bird Cash Tender for Class 7 Notes for up to USD 150 million, with closing date 28 April 2026 ▪ Highlysuccessfulwithofferstotaling: USD 270,371,968 ▪ As a result, the cash tender was increased to USD 175 million reducing Senior Note Class 7 to USD 300 M (market size) ▪ The orders were accepted pro rata for 64.73% ,with an early payment completed on 30 April 2026. Useofprocedes:Net debtreductionofUSD 200 M (USD 175 M cancellationofSenior Notes Class 7 and USD 26.7 M ofSenior Notes Classes3 and 5) Class 3 Class 5 Class 7 Class 9 Class 10 Amount US$ 82 US$ 70 US$ 300 US$ 15 US$ 550 Currency USD USD USD AR$ USD Law ARG ARG NY ARG NY Rate 9,75% 9,50% 9,75% TAMAR +6% 9,50% Maturity Nov- 26 Aug - 28 Oct – 28, Oct – 29 & Oct- 30 Aug - 26 Apr – 31, Apr – 32 & Apr 33 Total Senior Notes as of April 30, 2026: USD 1,017 M 2026 97 170 100 100 100 100 100 70 82 15 2028 2029 2030 2031 183 183 183 2032 183 183 183 2033 22 EARNINGS RELEASE FIRST QUARTER 2026 Senior Notes pro forma as of April 30, 2026 –in millions of USD Note: AR$-denominated Notes were converted into USD at the exchange rate reported in their respective Notices of Results. EARNINGS PRESENTATION FIRST QUARTER 2026 05 New Businesses • Capture growthin theenergysector. • Expandthroughvertical and horizontal integration. • Capitalizeona Dynamic energyM&A landscape. • Ongoingprivatizationprogramincludesseveralopportunitiesacrosstheenergyvaluechain. • Drive synergiesthroughintegrationwithcorebusinesses. • Opportunitiesin complementaryassets. 24 • Electric transportand gridexpansion. • Generationand storage. • Electric mobility, includingoiland gas downstream. • Energy infrastructure. • Natural gas distributionand commercialization. NEW BUSINESSES: EXPANSION, DIVERSIFICATION AND VALUE CREATION In 2024, theCompany’scorporatepurposewasamendedtoprovidegreaterflexibilityand tocapture opportunitiesrelatedtotheenergytransitionand theelectrificationoftheeconomy. Business Development Drivers Stratey Scope Expansion+ Diversification+ Valuefor investorsand consumers EARNING RELEASE FIRST QUARTER 2026 06 Final Remarks EARNINGS RELEASE FIRST QUARTER 2026 Edenor is in a solid position, benefiting from changes that have strengthened its financial profile, well-positioned for the energy transition (new technologies, improvements and efficiencies, environmental considerations). Improved long-term outlook driven by tariff normalization, with a positive impact on financial performance, credit ratings and working capital. The investment plan continues and is reflected in improvements in operational indicators. New Businesses: In 2024, the Company’s corporate purpose was amended to provide greater flexibility and to capture opportunities related to the energy transition and the electrification of the economy. Diversified financing strategy with a solid track record of accessing local and international capital markets FINAL REMARKS SuccessfuldebtregularizationwithCAMESSA. Edenor fileda claimof“RegulatoryAsset”. TheExecutive Branch submitteda proposedlawtotheCongresstoregularizethe“RegulatoryAsset”. ABOUT EDENOR EARNINGS RELEASE FIRST QUARTER 2026 Empresa Distribuidora y Comercializadora Norte S.A. (edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (in GWh). Through a concession, edenor distributes electricity exclusively in the northwest of Greater Buenos Aires and in the northern area of the City of Buenos Aires, to 3.39 million customers (a population of approximately 9 million inhabitants) in an area of 4,637 square kilometers. In 1Q26 , edenor sold 5,853 GWh of electricity and purchased 6,815 GWh (including demand from the toll system), registering revenues for 1Q26 of ARS 846,710 million. Net earnings for the first quarter 2026 were a profit of ARS 117,854 million. INVESTOR RE LATIONS CONTACTS investor@edenor.com | Tel. + 5 4 (11) 4 3 4 6 5511 German Ranftl | Chief Financial Officer Lucila Ramallo | Deputy Investor Relations Manager EARNINGS RELEASE FIRST QUARTER 2026 31.03.202631.03.2025AR$AR$Revenues846,710846,740Energy Purchases(459,983)(504,147)Distribution Margin 386,727342,593Transmission and distribution expenses(150,899)(168,356)Gross Profit235,828174,237Selling expenses(66,890)(68,209)Administrative expenses(64,306)(73,732)Other operating income35,50011,129Other operating expense(5,768)(12,813)Operating Results134,36430,612Financial income2,033115Financial cost(77,301)(78,654)Other financial results4,736(12,086)Net financial costs(70,532)(90,625)RECPAM110,796107,681Income (loss) before taxes174,62847,668Income tax (56,774)(48)Income for the period117,85447,620Basic and diluted earnings Profit per share:Income per share ( argentine pesos per share) 134.6954.42In million of Argentine Pesosin constant figures For the three-month period ended on March 31, 2026 and 2025 Values expressed in constant currency basis. Consolidated Statement of Comprehensive Income. EARNINGS RELEASE FIRST QUARTER 2026 29 03.31.202603.31.2025AR$AR$Revenues819,959618,399Energy Purchases(445,755)(367,610)Subtotal374,204250,789Transmission and distribution expenses(108,852)(95,801)Gross Profit 265,352154,988Selling expenses(59,577)(45,664)Administrative expenses(57,215)(49,781)Other operating income, net30,386834Operating Results178,94660,377Financial income1,98183Financial expenses(92,896)(71,152)Other financial expense21,8684,492Net financial expense(69,046)(66,576)Profit before taxes109,900(6,199)Income tax (44,645)22,307Profit for the year65,25516,108Basic and diluted earnings Profit (Loss) per share:Income per share (argentine pesos per share) 74.5818.41In million of Argentine Pesosat histórical values For the three-month period ended on March 31, 2026 and 2025. Values expressed at historical values Consolidated Statement Comprehensive Income. EARNINGS RELEASE FIRST QUARTER 2026 30 03.31.202612.31.2025AR$AR$ASSETSNon-current assets Property, plant and equipment 4,538,484 4,524,265 Interest in joint ventures 221 221 Right-of-use asset 11,150 11,612 Other receivables 526 575 Financial Assets at fair value throght profit or loss 50,976 58,756 Total non-current assets 4,601,357 4,595,429 Current assetsInventories 253,666 255,334 Other receivables 33,259 37,740 Trade receivables 497,976 543,120 Financial assets at amortized cost 30,264 25,752 Financial assets at fair value through profit or loss 573,808 619,081 Cash and cash equivalents 165,474 226,742 Total current assets 1,554,447 1,707,769 TOTAL ASSETS 6,155,804 6,303,198 In million of Argentine Pesosin constant figures For the three-month period ended as of March 31, 2026 and December 31, 2025 Values expressed in constant currency basis. Consolidated Statement of Financial Position EARNINGS RELEASE FIRST QUARTER 2026 31 03.31.202612.31.2025AR$AR$EQUITYShare capital 875 875 Adjustment to share capital 1,069,255 1,069,255 Additional paid-in capital 14,869 14,869 Treasury stock 31 31 Adjustment to treasury stock 22,879 22,879 Cost treasury stock (87,599) (87,599) Legal reserve 93,644 93,644 Voluntary reserve 1,063,365 1,063,365 Other comprehensive loss (6,343) (6,343) Accumulated profits 379,679 261,825 TOTAL EQUITY 2,550,655 2,432,801 LIABILITIESNon-current liabilitiesTrade payables 5,600 5,451 Other payables 337,645 369,596 Borrowings 781,364 771,078 Deferred revenue 147,377 152,427 Salaries and social security payable 10,489 11,513 Benefit plans 18,121 18,575 Deferred tax liability 880,186 919,958 Income taxes payable, net 96,545 - Tax liabilities - - Provisions 24,273 26,273 Total non-current liabilities 2,301,600 2,274,871 Current liabilitiesTrade payables 522,414 615,106 Other payables 141,024 138,655 Borrowings 367,103 525,038 Deferred revenue 4,453 824 Salaries and social security payable 96,871 96,011 Benefit plans 2,010 2,200 Tax payable 53,871 88,410 Income Tax liabilities 89,310 102,465 Provisions 26,493 26,817 Total current liabilities 1,303,549 1,595,526 TOTAL LIABILITIES 3,605,149 3,870,397 TOTAL LIABILITIES AND EQUITY 6,155,804 6,303,198 03.31.202603.31.2025AR$AR$Cash flows from operating activitiesIncome for the period117,85447,620Adjustments to reconcile net (loss) profit to net cash flows from operating activities:53,11531,524Changes in operating assets and liabilities: Increase in trade receivable 1,092(112,887)(Decrease) Increase in trade payables(71,029)139,543 Increase in salaries and social security payable 9,112(18,505)Others(49,311)11,453Net cash flows generated by operating activities60,83398,748Net cash flows used in investing activities(70,736)(41,837)Net cash flows generated by financing activities (14,365)(23,497)Increase (Decrease) in cash and cash equivalents(24,268)33,414Cash and cash equivalents at beginning of year 154,444(45,423)Exchange differences in cash and cash equivalents(13,109)1,415Result from exposure to inflation (2,404)(760)Increase in cash and cash equivalents(24,268)33,414Cash and cash equivalents at the end of the period114,663(11,354)Supplemental cash flows informationNon-cash activitiesAcquisitions of advances to suppliers,property, plant and equipment through increased trade payables(21,120)(21,433)Adquisitions of advances to suppliers, rights- of- use assets through increased other payables (1,371)-In million of Argentine Pesosin constant figures For the three-month period ended on March 31, 2026 and 2025 Values expressed in constant currency basis. Condensed Interim Consolidated Statement of Cash Flows. EARNINGS RELEASE FIRST QUARTER 2026 32 Thematerial that follows is a presentationof general backgroundinformationabout Edenoras of the dateof the presentation. Itis informationinsummary formand does not purporttobe complete. No representation or warranty, express orimplied, is madeconcerning, and no relianceshouldbe placedon, the accuracy,fairness, or completeness of this information. This presentationcontains forward-looking informationand statements.Forward-looking statements are statements that are nothistorical facts.These statements are onlypredictions based in ourcurrentassumptions, expectations and projectionsaboutfutureevents. Forward-looking statements may be identified by thewords“believe,” “expect,” “anticipate,”“target,” or similar expressions. While Edenor's management believes thatthe expectations reflected in such forward-looking statements are reasonable, investors are cautionedthatforward-looking informationand statements aresubject to variousrisks anduncertainties, many of which aredifficult to predictandaregenerally beyondthe control of Edenor,which could causeactual results anddevelopmentsto differmaterially fromthoseexpressedin, or implied or projectedby, the forward-looking information and statements.” Further, if Edenor’s actual results are less favorable thanthoseshown in the projectionsor if the assumptionsused in the projections prove to beincorrect, Edenor maynotbeable to make dividend payments in the amount forecasted, or at all. Edenorundertakes no obligation to publiclyupdateits forward-looking statements, whether asa result of newinformation, future events, or otherwise, normakes any representationorwarranty, expressedorimplied, astothe accuracy or completeness of the informationcontainedherein, andnothing containedherein is, or shall bereliedupon as a promise orrepresentation. Management is notmakingand you should notinfer anyrepresentationabout the likelyexistence of anyparticular futureset of facts or circumstances. This presentationdoes notconstitute or form part of, andshouldnotbe construedas, anyoffer orinvitationto subscribe for, underwrite or otherwiseacquire, anysecurities of Edenornor should it oranypartof it formthe basis of, orbereliedonin connectionwith, any contract to purchase orsubscribe forany securities of Edenor. Personswho intendtopurchase or subscribe for securities of Edenor in anypotentialfutureofferingarereminded thatany suchpurchase or subscription may be made solelyonthe basis of the information contained in the prospectus or offering circularinconnectionwithsuchproposed offering. In particular, this presentation andthe informationcontained hereinare not an offerof securities forsaleinthe United States. The marketand competitive position data, including market forecasts, usedthroughoutthis presentation was obtainedfrominternal surveys, marketresearch, publicly available information and industrypublications. Although we havenoreasonto believe thatanyof this information or thesereports are inaccurate in any materialrespect, we have not independently verified the competitive position, marketshare,market size,market growthorother data provided bythirdparties orby industry or otherpublications. Edenor does not make anyrepresentation as tothe accuracy of suchinformation. DISCLAIMER EARNINGS RELEASE FIRST QUARTER 2026 33

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: May 8, 2026